Exhibit 99.6

CERTIFICATE OF QUALIFIED PERSON

I, Bruno Borntraeger, P.Eng. am employed as a Specialist Engineer/Project Manager with Knight Piésold Ltd (Knight Piésold).

This certificate applies to the technical report prepared for New Gold Inc (New Gold) titled “Blackwater Gold Project, British Columbia, NI 43-101 Technical Report on Feasibility Study” that has an effective date of 14 January 2014 (the “technical report”).

I am a Professional Engineer registered in British Columbia.  I graduated with a Bachelor of Applied Science in Geological Engineering from the University of British Columbia in 1990.

I have practiced my profession for 24 years since graduation.  I have been directly involved in geotechnical aspects of the project and the waste and water management engineering studies.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Blackwater Gold Project on September 28, 2011, December 20, 2011, February 21, 2012 and April 24, 2012 to view proposed locations of site facilities, potential construction material borrow areas and review geotechnical site investigation progress.

I am responsible for Sections 1.5, 1.14.2, 1.14.3, 1.14.7 to 1.14.10, 1.14.15, 1.16, Section 2, Section 3, Section 5, Section 10.6, Sections 16.1 to 16.2, Sections 18.3 to 18.9.5, 18.13, Sections 21.1.6, 21.1.7, 21.2.5, Sections 24.1.1, 24.1.2, Sections 25.10.1, 25.10.2, 25.13 to 25.16, 25.21, 25.22, 25.24, Section 26, and Section 27 of the technical report.

I am independent of New Gold as independence is described by Section 1.5 of NI 43–101.

I have previously been a co-author on the following technical report on the Blackwater Gold Project:

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Simpson, R.G., Welhener, H.E., Borntraeger, B., Lipiec T., and Mendoza, R., 2012: Blackwater Project British Columbia, Canada NI 43-101 Technical Report on Preliminary Economic Assessment:  report prepared for New Gold Inc. by GeoSim Services Inc, Independent Mining Consultants Inc, Knight Piésold Ltd. and AMEC, effective date 28 August, 2012.

I have also been involved with New Gold during the preparation of the 2013 feasibility study and the preparation of this technical report.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

Bruno Borntraeger Suite 1400, 750 West Pender St. Vancouver, BC, V6C 2T8 Phone 604.685.0543 Fax 604.685.0147	www.knightpiesold.com

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: January 22, 2014

“Signed and sealed”

Bruno Borntraeger, P.Eng.

Bruno Borntraeger Suite 1400, 750 West Pender St. Vancouver, BC, V6C 2T8 Phone 604.685.0543 Fax 604.685.0147	www.knightpiesold.com